

December 30, 2010

<u>Via U.S. Mail and Facsimile to 469-519-0281</u>

Jason Burgess
Chief Executive Officer
Yellow7, Inc.
Hardwicke Lane
Little Elm, TX 75068

      Re: Yellow7, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed December 23, 2010
             File No. 333-170578

Dear Mr. Burgess:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated December 9, 2010. Please tell us why shareholders who received your shares at $0.50 per share would be willing to resell their shares under this registration statement at $0.25 per share until a market develops, where currently there is no market in your shares.

Prospectus Cover Page

2.   Please delete the reference to your company in the statement: "This prospectus relates to periodic offers and sales of 2,510,000 shares of common stock by our Company and the selling security holders."

3.   You make references to the Bulletin Board and Over the Counter Bulletin Board. Revise to consistently refer to the Over the Counter Bulletin Board.

4.   We note your response to comment eight from our letter dated December 9, 2010 and your revisions at the bottom of page 4. However, you have placed your disclosure under the paragraph that discusses ways to increase revenue. Please move the applicable disclosure to the second paragraph on page 4.

Risk Factors, page 7

Changing and unpredictable market conditions may impact…, page 7

5.   We note your response to comment 16 from our letter dated December 9, 2010. We reissue this comment because you have not revised this risk factor. In your response to comment 12, you state that you have been operating for almost 10 years. Therefore, we expect you to have an understanding of the market conditions in the Dallas, Texas area. Revise to present more relevant and useful disclosure regarding your market, the demand for your services and products, and competitors.

While Yellow7, Inc. expects to apply for listing on the OTC bulletin board…, page 7

6.   We note the changes you made to the risk factor disclosure in response to comment 17 from our letter dated December 9, 2010; however, you have not revised your risk factor heading to reflect that securities are not listed on the OTC Bulletin Board and that there is no relationship between the issuer of securities and the OTC Bulletin Board. Please revise.

Plan of Distribution, page 10

7.   We note your disclosure that you are shell company. Please advise.

Selling Security Holders, page 11

8.   We note your response to comment 20 from our letter dated December 9, 2010. We reissue this comment because you have not revised your disclosure. Please clarify whether any security holder has, or has had within the past three years, any position, office, or other material relationship with the registrant or any of its predecessors or affiliates. Further, disclose how the selling security holders received their shares.

9.   We note your response to comment 21 from our letter dated December 9, 2010. Your selling shareholder table is inaccurate. For instance, the column that shows the percentage of shares owned by each selling shareholder after the offering is wrong. Revise accordingly.

Description of Our Business, page 15

10.   We note your response to comment 22 from our letter dated December 9, 2010. You have not complied with the second part of our comment; we therefore reissue it. Provide us with marked copies of any materials that support your factual statements on the bottom of page 15, top of page 16, and middle of page 18. Clearly cross-reference a statement with the underlying factual support.

11.   Further, your disclosure at the top of page 16 does not make sense. Clarify how online ad spending is expected to increase by 14% to $51 billion in 2011 when your quote says "We expect media suppliers to generate $169.9 billion of advertising revenues during 2010."

12.   We note your response to comment 23 from our letter dated December 9, 2010. We note you list your competition as "Advertising Firms, Public Relations Companies, Web Design Companies, Graphic Design Companies, Search Engine Optimization Firms and Pay Per Click Management Firms." Revise to provide names of your competitors in these lines of business. Further, your revisions regarding the impact of governmental regulations are not compliant with the disclosure required under Item 101(h)(4)(xi) of Regulation S-K. Revise to provide more fulsome disclosure.

Management's Discussion and Analysis, page 20

13.   We note your response to comment 25 from our letter dated December 9, 2010. We reissue this comment because your MD&A is still materially deficient. For instance, you have not disclosed net income for the required periods and you have not explained the material factors that affected the amount of reported income. Revise to include a narrative discussion that describes the reasons behind changes in your revenues and expenses for the periods. In addition, you should discuss all known trends in your discussion. For instance, please explain which of your services is driving your revenues and costs and any trends in this regard. As another example, you disclose on page 7 that your operating expenses are expected to increase $50,000 by virtue of your becoming a reporting company. You also disclose officer's compensation of $65,000 for the three and nine months ended September 30, 2010. Revise this section to include a discussion these and any other trends that will affect your financials. Lastly, revise to include a separate section titled "Liquidity and Capital Resources" and discuss your short-term and long-term liquidity and capital needs. For instance, disclose how much capital you need to expand operations, hire additional sales representatives, and incur software development costs within the next 12 months.

14.   Since the company is not offering shares, please explain why you say "the money we raise in this offering will assist us in reaching our operational objectives by allowing us to expand our core competencies while expanding into new industry related opportunities," and "The minimum amount of funds raised from the offering that we feel will allow us to

continue the implementation of our business strategy is $25,000. We feel if we can raise the maximum amount of the offering, $100,000, the Company will be able to accelerate the implementation of its business expansion strategy."

Executive Compensation, page 21

15.   We note your response to comment 26 from our letter dated December 9, 2010. We reissue this comment because you have not complied. It appears you have included Managing Member distributions as compensation to Jason and Jon Burgess. Please explain these distributions and how they were determined. Further, complete the Total column for the Summary Compensation Table. Lastly, please explain why you believe that your officers will continue to receive this compensation, as you disclose under "Compensation Policy" on page 22.

Recent Sales of Unregistered Securities, page 26

16.   We note your response to comment 30 from our letter dated December 9, 2010. Revise to include all of the information required by Item 701 of Regulation S-K such as the date of sale. In this regard, you do not disclose the dates of the transactions in the second paragraph on page 26. Also, explain how the issuance of individual personal shares complied with section 4(1) of the Securities Act. In this regard, explain whether the persons listed in the table received shares from the company or from the two principals— if the latter, explain why the principals would not be deemed underwriters under the Securities Act given that they own a majority of the company.

Financial Statements

Statement of Operations, page F-4

17.   We reissue comment 31 from our letter dated December 9, 2010. We note you disclose in Note 5 that you changed your equity structure from a limited liability company to a corporation. Please revise your financial statements to present pro forma tax and earnings per share data on the face of your financial statements for your most recent fiscal year and the latest interim period presented. Further, although not required, we encourage you to also provide this information for all periods presented. Also revise your Financial Data Summary on page 6 accordingly.

Revenue Recognition, page F-7

18.   We reissue comment 32 from our letter dated December 9, 2010. We note that on page 4 you disclose that your services include website design, development, maintenance services, search engine optimization, paid search marketing, social media advertising, branding, email marketing, banner/rich media advertising, media planning/buying, video, web application development, mobile design/development, mobile application

development, ecommerce and other related services. You should revise and expand your revenue recognition policy to discuss your accounting policy for each significant source of revenue.

Furniture and Equipment, page F-7

19.   We reissue comment 33 from our letter dated December 9, 2010. We note that you account for Leasehold improvements over a five year period. Leasehold improvements should be amortized over the shorter of the lease term or the useful life. We also note that your lease expires in 2011. Tell us how using the shorter of the lease terms would affect your accounting. Discuss the likelihood of renewals, if any in your response.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director